December 18, 2009

Mr. Mark C. Shannon
Mr. James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
USA

Re:          CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2008
Filed May 8, 2009
Comment Letter Dated November 6, 2009
File No. 1-14966

Dear Messrs. Shannon and Giugliano:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated November 6, 2009 with respect to the Form 20-F for the fiscal year ended December 31, 2008 of CNOOC Limited (the “Company”), which was filed on May 8, 2009 (the “2008 20-F”).  The italicized paragraphs below restate the numbered paragraph in the Staff’s comment letter, and the discussion set out below is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Engineering Comments

Supplementary Information on Oil and Gas Producing Activities, page S-1

1.
We have reviewed your response to prior comment five from our letter dated September 1, 2009. We reiterate our request that you provide us with the year in which the gas reserves were first booked as proved reserves and that you provide us with the schedule of development of these reserves. In addition, please confirm that all the reserves had binding gas sales contracts when they were first booked as proved undeveloped gas reserves.

The Company respectfully provides the following information to the Staff’s questions,

Mr. Mark C. Shannon
Mr. James Giugliano

1. As of the end of 2008, the Company had proved undeveloped gas reserves of 3,980 BCF.  The following table sets forth the year in which the gas reserves were first booked as proved reserves.

GAS PUD Reserves (BCF)	2000	2001	2002	2003	2004	2005	2006	2007	2008
Domestic
Bohai Bay	100				261	1	35	101	39
Western South China Sea	493		127			239	242	157	100
Eastern South China Sea				519	181	55			94
East China Sea		58		274
Total Domestic	593	58	127	793	442	295	277	258	233
Overseas
Indonesia			8		20		552
Australia						34		210	80
Total Overseas			8		20	34	552	210	80

Total	593	58	135	793	461	329	829	468	314

2. The above mentioned proved undeveloped reserves will be developed in accordance with the delivery schedules as provided by the relevant gas purchase and sales agreements. The following table summarizes as to when undeveloped gas reserves will be converted to developed gas reserves.

GAS Reserves Conversion From Proved Undeveloped To Developed (BCF)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	after 2018
Domestic
Bohai Bay	0	400	0	136	0	0	0	0	0	0	0
Western South China Sea	425	84	0	849	0	0	0	0	0	0	0
Eastern South China Sea	519	181	0	0	0	94	0	0	0	0	55
East China Sea	0	169	33	89	25	17	0	0	0	0	0
Total Domestic	944	834	33	1074	25	111	0	0	0	0	55
Overseas
Indonesia	7	553	0	0	20	0	0	0	0	0	0
Australia	34	0	0	0	220	0	0	7	16	0	47
Total Overseas	41	553	0	0	240	0	0	7	16	0	47

Total	985	1387	33	1074	265	111	0	7	16	0	102

3. The Company confirms that all the proved gas reserves had either binding gas purchase and sales agreement (GSA), head of agreement (HOA), or memorandum

Mr. Mark C. Shannon
Mr. James Giugliano

of understanding (MOU) when they were first booked as proved undeveloped gas reserves. All the proved undeveloped gas reserves have binding contracts to sell the gas now.

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address yanghua@cnooc.com.cn or Show-Mao Chen of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5001 or email address show-mao.chen@davispolk.com.  Thank you very much for your assistance.

Sincerely,

By:	/s/ Hua Yang
Name:	Hua Yang
Title:	Executive Director, President and Chief Financial Officer

cc:           Show-Mao Chen, Davis Polk & Wardwell LLP